KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

2 January, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 30 December, 2005 and a copy of the Stock Exchange Announcement of 29 December, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES PLC STOCK EXCHANGE RELEASE 30 December, 2005 02.00 p.m. EET 1

KCI KONECRANES ACQUISITION OF R.STAHL FÖRDERTECHNIK CLOSED

KCI Konecranes and R.STAHL AG signed the definitive agreement concerning the sale of R.STAHL's Materials Handling division, R.Stahl Fördertechnik, to KCI Konecranes on 20 December 2005.

The necessary competition authority approvals, to which the acquisition was subject to, have now been received and the transaction has been closed on December 30, 2005.

About KCI Konecranes
KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES OYJ

Franciska Janzon
IR Manager

Further information can be obtained from

KCI Konecranes Plc
Pekka Lundmark, President & CEO, phone: +358-20 427 2000
Teuvo Rintamäki, Chief Financial Officer,
phone: +358-20 427 2040

DISTRIBUTION Helsinki Stock Exchange
Media

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1
29 December, 2005 14.30 p.m.

VARMA MUTUAL PENSION INSURANCE COMPANY'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Following an increase in KCI Konecranes Plc's share capital that was recorded in the Trade Register on December 27, 2005, Varma Mutual Pension Insurance Company informed on December 28, 2005 that its shareholding had fallen below 5 % of the paid up share capital and voting rights of KCI Konecranes Plc.

Varma Mutual Pension Insurance Company now holds shares of KCI Konecranes Plc in the following proportions:

Number of shares	% of share capital and voting rights
718,420	4,96 %

KCI Konecranes has only one class of shares. The share capital is 28,972,060 EUR and the total number of shares is 14,486,030. Each share is entitled to one vote.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, IR Manager
Tel.+358 20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media